Forest Road Acquisition Corp.

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

May 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Taylor Beech

                      Mara Ransom

Re:	Forest Road Acquisition Corp.

Amendment No. 5 to Registration Statement on Form S-4 (the “Registration Statement”)

Filed May 27, 2021

File No. 333-253136

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Forest Road Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on Thursday, May 27, 2021, or as soon as practicable thereafter.

Very truly yours,

/s/ Keith L. Horn
Keith L. Horn
Chief Executive Officer

cc:     Ellenoff Grossman & Schole LLP